UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **November 21, 2011**

WaferGen Bio-systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	**000-53252**	**90-0416683**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7400 Paseo Padre Parkway, Fremont, CA	**94555**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): **(510) 651-4450**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 21, 2011, WaferGen Bio-systems, Inc. issued a press release announcing its financial results for the third quarter of the year ending December 31, 2011. The full text of the press release is furnished hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description
99.1	Press release issued on November 21, 2011.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WaferGen Bio-systems, Inc.

Date: November 21, 2011

By: /s/ Don Huffman

Don Huffman
Office of the President and Chief Financial Officer

3

EXHIBIT 99.1

November 21, 2011
FOR IMMEDIATE RELEASE

WaferGen Contacts
510-651-4450

Don Huffman, CFO
don.huffman@wafergen.com

Media: Joyce Strand
joyce.strand@wafergen.com

WaferGen Reports Third Quarter 2011 Financial Results and Announces New Commercialization Strategy

Fremont, Calif., November 21, 2011 – WaferGen Biosystems, Inc. (OTCBB:WGBS), an emerging genomic analysis company, today reported financial results for the three and nine months ended September 30, 2011 and announced a revised plan to commercialize and increase adoption of its SmartChip System.

"During the third quarter of 2011 we implemented a new commercial strategy to address the rapidly changing needs of the Life Sciences Research Market and to better anticipate future needs of researchers. We have decided to invest significantly in scientific resources focused on a strategy to engage an array of key opinion leaders in our target market, enabling the profiling and validation of high-value genomic targets," said Mona Chadha, WaferGen's Chief Operating Officer.

"With the advent of next-generation sequencing into the life science marketplace in 2007, there has been a dramatic increase in the amount of genomic content that is available to researchers beyond what other genomic technologies have generated. However, there is an equally dramatic and rapidly growing unmet need to validate and confirm the results of this sequencing information to find clinically relevant biomarkers. In particular, the data from RNAseq experiments, in which researchers are quantifying gene expression levels, is well suited to the high throughput validation of the SmartChip platform. This ability to accurately make quantitative genome measurements is an integral tool in enabling researchers to verify the results coming from next-generation sequencers. Once verified, this content creates a larger, longer term opportunity for the Company as it significantly increases the ability of researchers to validate high value genomic targets for their ultimate use in developing new/improved drugs and diagnostic tests."

"Using the SmartChip platform, we can study many genes simultaneously on multiple samples with a single chip to test the signature of interest. This should enable greater accuracy for discovery of biomarkers and decreased time to results," said Professor Jo Vandesompele, a professor in functional cancer genomics and applied bio-informatics at Belgium's Ghent University and recognized leader in the field of qPCR.

Wafergen's new strategy and organization changes will result in a reduction of approximately 24% of the Company's total workforce, which represents a $1.3 million annual reduction in operating expenses. The Company will take a one-time charge related to the reduction in force of approximately $400,000 in the fourth quarter of 2011.

Revenue
Revenue for the third quarter ended September 30, 2011 was $89,000 compared to $633,000 for the third quarter ended September 30, 2010. Revenue for the nine months ended September 30, 2011 was $485,000 compared to $1.5 million for the nine months ended September 30, 2010. The decrease is primarily due to decreases in sales of SmartChip Real-Time PCR Systems, Real-Time PCR Chip panels and Fee-for-Service, as well as first quarter sales of SmartSlide™ products (which the Company no longer markets).

Net Income/Loss

WaferGen reported net income attributable to common stockholders of $3.2 million, or $0.08 per share (basic), $0.03 per share (diluted) for the third quarter of 2011, compared to a net loss attributable to common stockholders of $5.7 million, or $(0.14) per share (basic and diluted) for third quarter 2010. The Company reported a net loss attributable to common stockholders of $19.2 million, or $(0.46) per share (basic and diluted), compared to a loss attributable to common stockholders of $9.7 million, or $(0.27) (basic and diluted) for the same period in 2010. The net loss attributable to common stockholders for the first nine months of 2011 includes non-cash charges to net income totaling $5.7 million resulting from new accounting entries related to the closing of the $30.6 million financing.

The net gain for the three months ended September 30, 2011 and the net loss for the first nine months 2011 were impacted by derivative revaluations. The net gains from derivative revaluations of warrants and the conversion element of convertible promissory notes during the three months ended September 30, 2011 were $1.1 million and $7.5 million, respectively. These compare to a loss of $1.7 million during the three months ended September 30, 2010, from warrant derivative revaluations; there were no convertible promissory notes in 2010. The net gains from derivative revaluations during the nine months ended September 30, 2011, were $1.4 million and $5.9 million, respectively, offset by other non-cash charges to net income totaling $11.6 million resulting from new accounting entries for the closing of the $30.6 million financing. These compare to a gain of $15,000 during the nine months ended September 30, 2010 from warrant derivative revaluations; there were no convertible promissory notes in 2010. These gains and losses result primarily from a net decrease or increase in the Company's stock price in the period. These derivative liabilities are also decreasing as the remaining terms of the warrants and convertible promissory notes diminish.

Operating Expenses

Total operating expenses for the third quarter ending September 30, 2011 were $4.1 million compared to $3.9 million for the same quarter in 2010. For the first nine months of 2011, the total operating expenses were $13.3 million compared to $9.9 million in 2010.

Sales and marketing expenses increased to $914,000 for the three months ended September 30, 2011 compared to $653,000 in the same period of 2010. For the first nine months of 2011, sales and marketing expenses increased to $2.6 million compared to $1.4 million in the first nine months of 2010.

Research and development expenses decreased to $1.9 million for the three months ended September 30, 2011, compared to $2.0 million for the same period in 2010. For the first nine months of 2011, research and development expenses increased to $6.0 million compared to $5.1 million in the first nine months of 2010.

General and administrative expenses were $1.3 million for the three months ended September 30, 2011 compared to $1.2 million for the same period in 2010. For the first nine months of 2011, general and administrative expenses were $4.7 million compared to $3.5 million for 2010.

Assets

WaferGen ended the third quarter 2011 with approximately $19.8 million of cash and cash equivalents compared to $2.2 million as of December 31, 2010. The increase in cash is due to the completion of a May 2011 private placement financing of $30.6 million in equity and debt with three leading institutional life science investors and certain members of the Board of Directors and management.

About WaferGen and the SmartChip Real-Time PCR System

WaferGen Biosystems, Inc., an emerging genomic analysis company in the early stage of commercialization, offers the transformative SmartChip Real-Time PCR

System—a next-generation Real-Time PCR System for profiling and validation of gene expression patterns (biomarkers) on a single platform. The SmartChip System provides a range of high-throughput capabilities including microRNA and mRNA gene expression profiling and Single Nucleotide Polymorphism (SNP) genotyping. WaferGen also offers Quick-Turnaround SmartChip Custom (User-Defined) Panels to enable validation studies of specific genes of interest through customization of high-throughput, real-time PCR SmartChip assay panels—all on a quick-turnaround basis.

In addition, the Company offers an innovative fee-based service for gene-expression profiling using the SmartChip System. For additional information, please see http://www.wafergen.com

Forward Looking Statements
This press release contains certain "forward-looking statements". Such statements include statements relating to the expected benefit to the Company of its new commercialization strategy, the expected benefits to researchers of using the SmartChip platform, the expected amount of reduction in operating expenses to be achieved as a result of organizational changes, and other statements relating to future events are not historical facts, including statements which may be preceded by the words "will," "believes" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from the expectations contained in the forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission, including the company's Annual Report on Form 10-K for the year ended December 31, 2010 and the company's most recent Quarterly Report on Form 10-Q for the period ended June 30, 2011. Security holders are urged to read these documents free of charge on the SEC's web site at

www.sec.gov. The company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

# # #



WAFERGEN BIO-SYSTEMS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	September 30, 2011	December 31, 2010
Assets	**(Unaudited)**	
Current assets:		
Cash and cash equivalents	$ 19,810,823	$ 2,209,941
Restricted cash	100,916	100,651
Accounts receivable, net	80,334	778,769
Inventories, net	1,326,185	1,024,250
Prepaid expenses and other current assets	187,150	176,259
Total current assets	21,505,408	4,289,870
Property and equipment, net	1,920,043	1,191,840
Other assets	865,416	334,855
Total assets	$ 24,290,867	$ 5,816,565
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 1,219,037	$ 1,196,861
Accrued payroll and related costs	512,426	440,101
Deferred revenue	25,000	25,000
Other accrued expenses, current portion	695,965	428,497
Current portion of long-term debt	—	419,384
Total current liabilities	2,452,428	2,509,843
Other accrued expenses, non-current portion	126,911	—
Long-term debt, net of current portion	1,142,459	1,589,468
Fair value of conversion element of Series B redeemable convertible preference shares of subsidiary	82,861	194,088
Derivative liability for conversion element of convertible promissory notes	5,009,088	—
Warrant derivative liability	561,456	2,240,962
Total liabilities	9,375,203	6,534,361
Series A and B redeemable convertible preference shares of subsidiary	3,625,405	3,337,476
Commitments and contingencies (Note 14)	—	—
Stockholders' equity (deficit):		
Series C convertible preference shares of subsidiary	4,993,728	—
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 2,937,499.97 shares issued and outstanding at September 30, 2011	9,838,569	—
Common stock, $0.001 par value, 300,000,000 shares authorized, 41,563,180 and 41,175,464 shares issued and outstanding at September 30, 2011, and December 31, 2010 respectively	41,563	41,175
Additional paid-in capital	49,090,520	38,881,075
Accumulated deficit	(52,697,855)	(43,265,399)
Accumulated other comprehensive income	23,734	287,877
Total stockholders' equity (deficit)	11,290,259	(4,055,272)
Total liabilities and stockholders' equity (deficit)	$ 24,290,867	$ 5,816,565

Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2011	2010	2011	2010
Revenue	$ 89,088	$ 633,241	$ 485,025	$ 1,454,920
Cost of revenue	492,246	312,047	647,137	583,796
Gross profit (loss)	(403,158)	321,194	(162,112)	871,124
Operating expenses:				
Sales and marketing	913,948	653,322	2,550,107	1,378,271
Research and development	1,900,417	2,047,367	5,980,305	5,086,078
General and administrative	1,259,211	1,248,773	4,747,992	3,452,727
Total operating expenses	4,073,576	3,949,462	13,278,404	9,917,076
Operating loss	(4,476,734)	(3,628,268)	(13,440,516)	(9,045,952)
Other income and (expenses):				
Interest income	6,843	7,965	14,203	15,072
Interest expense (including excess debt discount of $2,255,074 expensed as interest in the nine months ended September 30, 2011)	(240,143)	(280)	(3,059,370)	(1,954)
Gain on revaluation of conversion element of Series B redeemable convertible preference shares of subsidiary, net	35,615	124,473	111,227	124,473
Gain on revaluation of conversion element of convertible promissory notes, net	7,525,265	—	5,912,152	—
Gain (loss) on revaluation of warrants, net	1,064,096	(1,665,950)	1,363,703	14,526
Liquidated damages for late S-1 registration	(532,161)	—	(532,161)	—
Miscellaneous income (expense)	214,843	(62,703)	197,593	(135,697)
Total other income and (expenses)	8,074,358	(1,596,495)	4,007,347	16,420
Net income (loss) before provision for income taxes	3,597,624	(5,224,763)	(9,433,169)	(9,029,532)
Provision for income taxes	16,703	—	(713)	—
Net income (loss)	3,580,921	(5,224,763)	(9,432,456)	(9,029,532)
Accretion on Series A and B redeemable convertible preference shares of subsidiary associated with premium	(166,773)	(79,151)	(287,929)	(223,464)
Accretion on Series B redeemable convertible preference shares of subsidiary associated with bifurcation of conversion element	—	(428,787)	—	(428,787)
Accretion on Series A-1 convertible preferred stock associated with beneficial conversion feature	—	—	(9,250,009)	—
Series A-1 preferred dividend	(191,866)	—	(266,119)	—
Net income (loss) attributable to common stockholders	$ 3,222,282	$ (5,732,701)	$ (19,236,513)	$ (9,681,783)
Net income (loss) per share - basic	$ 0.08	$ (0.14)	$ (0.46)	$ (0.27)
Net income (loss) per share - diluted	$ 0.03	$ (0.14)	$ (0.46)	$ (0.27)
Shares used to compute net income (loss) per share - basic	41,549,594	39,851,627	41,378,428	35,756,913
Shares used to compute net income (loss) per share - diluted	113,656,017	39,851,627	41, 378,428	35,756,913